HIGH INCOME TRUST II


         An Annual Meeting of Shareholders of the Fund was held on June 16, 1999, where shareholders voted on the election of trustees and the ratification of KPMG LLP as the independent public accountants. With regards to the election of David C. Arch as elected trustee by the common shareholders of the Fund 6,640,816 shares voted in his favor and 107,705 shares withheld. With regards to the election of Howard J Kerr as elected trustee by the common shareholders of the Fund 6,640,816 shares voted in his favor and 107,705 shares withheld. With regards to the election of Dennis J. McDonnell as elected trustee by the common shareholders of the Fund 6,642,216 shares voted in his favor and 106,305 shares withheld. The other trustees whose terms did not expire in 1999 were: Rod Dammeyer, Don G. Powell, Theodore A. Myers, Steven Muller, Hugo F. Sonnenschein and Wayne W. Whalen. With regards to the ratification of KPMG LLP as the independent public accountants for the Fund 6,599,132 shares voted in favor of the proposal, 51,541 shares voted against and 97,848 shares abstained.